[The Korea Development Bank Letterhead]

June 16, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	The Korea Development Bank and The Republic of Korea
Registration Statement Under Schedule B
U.S. Securities and Exchange Commission File No. 333-217914

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effectiveness of the above-mentioned Registration Statement under Schedule B be accelerated so that it shall become effective at 11 a.m., New York time, on Tuesday, June 20, 2017, or as soon thereafter as practicable.

Very truly yours,
THE KOREA DEVELOPMENT BANK

By:	/s/ Sun Woo Kim
Name:	Sun Woo Kim
Title:	Head of Global Funding Team Treasury Department

[The Republic of Korea Letterhead]

June 16, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	The Korea Development Bank and The Republic of Korea
Registration Statement Under Schedule B
U.S. Securities and Exchange Commission File No. 333-217914

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effectiveness of the above-mentioned Registration Statement under Schedule B be accelerated so that it shall become effective at 11 a.m., New York time, on Tuesday, June 20, 2017, or as soon thereafter as practicable.

Very truly yours, THE REPUBLIC OF KOREA

By:	/s/ Seong-wook Kim
Name:	Seong-wook Kim
Title:	Financial Attaché
Korean Consulate General New York